March 22, 2007
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Alpha Security Group Corporation (the “Company”) Registration Statement on Form S-1 (File No. 333-127999)
Ladies and Gentlemen:
          In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 10:00 a.m. (New York time) on March 23, 2007, or as soon thereafter as practicable.
          In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned has effected January 17, 2007 through the date hereof approximately the following distribution of:
          Preliminary Prospectus, dated January 17, 2007

110	to the Underwriters;

0	to prospective underwriting syndicate members;

360	to prospective dealers; and

1,280	to prospective investors and others.

1,750	Total

          Preliminary Prospectus, dated February 9, 2007

110	to the Underwriters;

0	to prospective underwriting syndicate members;

360	to prospective dealers; and

1,280	to prospective investors and others.

1,750	Total

          Preliminary Prospectus, dated March 16, 2007

250	to the Underwriters;

0	to prospective underwriting syndicate members;

520	to prospective dealers; and

695	to prospective investors and others.

1465	Total

{00041725.DOC.2} Members NASD & SIPC
405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

Securities and Exchange Commission March 22, 2007 Page 2 of 2
          The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, MAXIM GROUP LLC, as representative of the underwriters
By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Director of Investment Banking

{00041725.DOC.2} Members NASD & SIPC
405 Lexington Ave. * New York, NY 10174 * tel (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com